Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-227349

Genius Brands International, Inc.

Prospectus Supplement No. 1

3,600,000 Shares

Common Stock

This prospectus supplement no. 1 (the “Supplement”) updates, amends and supplements information contained in the prospectus dated October 23, 2018 (the “Prospectus”), relating to the resale of up to an aggregate of 3,600,000 shares of our common stock issuable upon the conversion of certain secured convertible notes and the exercise of certain outstanding warrants. Of this total, (i) 1,800,000 shares of our common stock are issuable upon the conversion of our 10% secured convertible notes due August 20, 2019 (the “Secured Convertible Notes”) issued by Genius Brands International, Inc., a Nevada corporation, (the “Company”), and (ii) 1,800,000 shares of our common stock are issuable upon exercise of warrants (the “Warrants,” and, together with the Secured Convertible Notes, the “Securities”) at an exercise price of $3.00 per share. The Securities were issued by the Company to (i) accredited investors pursuant to or in connection with a Securities Purchase Agreement, dated August 17, 2018, by and among the Company and the purchasers named therein.

This Supplement is being filed modify certain information in the prospectus set forth under the caption “Selling Stockholders” to update information regarding the ownership of Iroquois Master Fund Ltd. and Iroquois Capital Investment Group LLC.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 1, 2018.

The table appearing under the heading “Selling Stockholders” in the prospectus, including the footnotes to the table, is hereby amended and restated in its entirety as follows:

Name of Selling Security Holder	Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Shares of Common Stock Beneficially Owned After Offering (1)	% of Shares of Common Stock Beneficially Owned After Offering (1)
32 Entertainment LLC (2)	0		800,000		0	*
Anson Investments Master Fund LP	468,684	(3)	1,440,000	(4)	468,684	4.99%
Jaime Taicher (5)	0		20,000		0	*
K. Tucker Andersen (6)	0		80,000		0	*
Iroquois Master Fund Ltd.	567,326	(7)	200,000	(8)	567,326	5.95%
Iroquois Capital Investment Group LLC	204,720	(7)	340,000	(9)	204,720	2.21%
Scot Cohen	330,000	(10)	120,000	(11)	330,000	3.52%
Richard Molinsky	35,596	(12)	40,000	(13)	35,596	*
Reiss Capital Management LLC (14)	0		80,000		0	*
Brio Capital Master Fund Ltd.	610,418	(15)	400,000	(16)	610,418	6.60%
Michael G. Klein Living Trust dated 3/25/2002 (17)	0		80,000		0	*

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* Less than 1%.

(1) Assumes the sale of the maximum number of shares to common stock to be sold pursuant to this prospectus.

(2) Includes (i) $1,000,000 aggregate principal amount of Secured Convertible Notes, convertible into 400,000 shares of our common stock and (ii) Warrants to purchase up to 400,000 shares of our common stock. Robert Wolf is the natural person with voting and dispositive power over the shares held by 32 Entertainment LLC. The selling securityholder’s address is 9 Westerleigh Road, Purchase, NY 10577

(3) Includes shares of common stock and shares of common stock issuable upon exercise of certain warrants held by Anson Investments Master Fund, LP. This stockholder owns 200,000 shares of common stock as well as warrants which are exercisable into 850,001 shares of common stock of which 581,317 warrants which may not be exercised as the holder or any of its affiliates would own more than 4.99% of the outstanding common stock of the Company. Anson Advisors Inc. and Anson Funds Management LP, the co-investment advisers of Anson Investments Master Fund LP, or Anson, hold voting and dispositive power over the common shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these common shares except to the extent of their pecuniary interest therein. The principal business address of Anson is 190 Elgin Avenue, George Town, Grand Cayman M5H 3B7.

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(4) Includes (i) $1,800,000 aggregate principal amount of Secured Convertible Notes, convertible into 720,000 shares of our common stock and (ii) Warrants to purchase up to 720,000 shares of our common stock.

(5) Includes (i) $25,000 aggregate principal amount of Secured Convertible Notes, convertible into 10,000 shares of our common stock and (ii) Warrants to purchase up to 10,000 shares of our common stock. The selling securityholder’s address is 525 E. 86th Street, Apt. 5F, New York, NY 10028.

(6) Includes (i) $100,000 aggregate principal amount of Secured Convertible Notes, convertible into 40,000 shares of our common stock and (ii) Warrants to purchase up to 40,000 shares of our common stock. The selling securityholder’s address is 369 Lexington Avenue, Suite 305, New York, NY 10019.

(7) Based on the Schedule 13G jointly filed with the SEC by Iroquois Capital Management L.L.C. (“Iroquois”), Richard Abbe and Kimberly Page on February 14, 2018, (i) Iroquois Master Fund Ltd. (the “Fund”) held 156,468 shares of common stock, 96,000 shares of common stock underlying the Series A Convertible Preferred Stock and reported warrants to purchase 371,858 shares of common stock, (ii) Iroquois Capital Investment Group LLC (“ICIG”) held 79,720 shares of common stock and reported warrants to purchase 125,000 shares of common stock, and (iii) Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG as its managing member and shares authority and responsibility for the investments made on behalf of the Fund with Ms. Page, each of whom is a director of the Fund. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of common stock held by and underlying the Series A Convertible Preferred Stock and reported warrants (subject to the Blockers) held by, the Fund and ICIG. Iroquois is the investment manager for the Fund and Mr. Abbe is the President of Iroquois. Each of the Iroquois Funds and the Reporting Individuals disclaims any beneficial ownership of any such shares of common stock, except to the extent of their pecuniary interest therein. 266,191 warrants may not be exercised to the extent that the holder or any of its affiliates would own more than 4.99% of the outstanding common stock of the Company after such exercise. The number of shares deemed beneficially owned is limited accordingly. The address of this Iroquois Capital Management L.L.C. is 205 East 42nd Street, 20th Floor, New York, New York 10017.

(8) Includes (i) $250,000 aggregate principal amount of Secured Convertible Notes, convertible into 100,000 shares of our common stock and (ii) Warrants to purchase up to 100,000 shares of our common stock.

(9) Includes (i) $425,000 aggregate principal amount of Secured Convertible Notes, convertible into 170,000 shares of our common stock and (ii) Warrants to purchase up to 170,000 shares of our common stock.

(10) Includes 165,000 shares of our common stock issuable upon exercise of warrants. The selling securityholder’s address is 20 E. 20th St., Apt. 6, New York, NY 100039.

(11) Includes (i) $150,000 aggregate principal amount of Secured Convertible Notes, convertible into 60,000 shares of our common stock and (ii) Warrants to purchase up to 60,000 shares of our common stock.

(12) Includes 31,667 shares of our common stock issuable upon exercise of warrants. The selling securityholder’s address is 51 Lords Hwy East Weston, CT 068839.

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(13) Includes (i) $50,000 aggregate principal amount of Secured Convertible Notes, convertible into 20,000 shares of our common stock and (ii) Warrants to purchase up to 20,000 shares of our common stock.

(14) Includes (i) $100,000 aggregate principal amount of Secured Convertible Notes, convertible into 40,000 shares of our common stock and (ii) Warrants to purchase up to 40,000 shares of our common stock. Richard Reiss Jr., as the managing member, is the natural person with voting and dispositive power over the shares held by Reiss Capital Management LLC. The selling securityholder’s address is 152 West 57th Street, 32nd Floor, Georgica, New York, NY 100195.

(15) Includes shares of common stock, shares of common stock issuable upon conversion of Series A Convertible Preferred Stock, and shares of common stock issuable upon exercise of certain warrants held by Brio Capital Master Fund Ltd. This stockholder owns 300 shares of the Company’s Series A Convertible Preferred Stock which are convertible into 100,000 shares of common stock as well as warrants which are exercisable into 366,667 shares of common stock. The Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Company after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer. The number of shares deemed beneficially is limited accordingly. The warrants may not be exercised to the extent that the holder or any of its affiliates would own more than 4.99% of the outstanding common stock of the Company after such exercise. The number of shares deemed beneficially owned is limited accordingly. Shaye Hirsch is the natural person with voting and dispositive power over the shares held by Brio Capital Master Fund Ltd. The address of this beneficial owner is 100 Merrick Road, Suite, 401 W. Rockville Center, NY 11570.

(16) Includes (i) $500,000 aggregate principal amount of Secured Convertible Notes, convertible into 200,000 shares of our common stock and (ii) Warrants to purchase up to 200,000 shares of our common stock.

(17) Includes (i) $100,000 aggregate principal amount of Secured Convertible Notes, convertible into 40,000 shares of our common stock and (ii) Warrants to purchase up to 40,000 shares of our common stock. Michael G. Klein is the natural person with voting and dispositive power over the shares held by Michael G. Klein Living Trust dated 3/25/2002. The selling securityholder’s address is 11755 Wilshire Blvd., Suite 1650, Los Angeles, CA 90025.

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